
March 10, 2023

Sudhin Shahani
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

      Re: SURF AIR MOBILITY INC.
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted February 9, 2023
           CIK 0001936224

Dear Sudhin Shahani:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 9, 2023

Cover Page

1.   On page 158, footnote 4 to the Principal and Registered Stockholders table indicates that this registration statement is intended to cover the resale of several categories of shares that have not yet been issued and will not be issued until the direct listing occurs or later. For each category, please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of those shares pursuant to this registration statement. In formulating your response, please consider Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

2.   Please revise your cover page to disclose whether the initial listing of your common stock on the NYSE is conditioned on the Internal Reorganization and/or the Southern

Acquisition. Please also revise the disclosures in your prospectus summary and risk factors accordingly.

3.   We note your disclosure on page 165 that "[p]rior to the initial listing, no public market existed for [your] Common Stock and [your] Common Stock had no history of trading in private transactions." However, on the cover page you state that "[t]here is only a limited history of trading in [your] Common Stock in private transactions," and you indicate that you will provide the high and low sale price per share of your common stock for such private transactions for a certain period of time. Please revise your disclosure throughout the prospectus to clarify these inconsistencies. If there is no history of trading in your common stock in private placement transactions prior to listing, please explain and make this clear.

Prospectus Summary, page 6

4.   Please include a diagram showing your corporate structure immediately prior to and after your initial listing.

Recent Developments
Second Amended and Restated Share Subscription Facility, page 9

5.   We note your disclosure on page 131 that under the terms of the Share Subscription Facility, GEM will purchase the shares at a per-share amount equal to 90% of the volume weighted average trading price during the draw down pricing period. Please also include this disclosure here.

Risk Factors, page 19

6.   We note the Ninth Circuit Court of Appeals decision in Pirani v. Slack Technologies, Inc., No. 20-16419 (9th Cir. 2021) addressing whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.

SAM's collaboration with TAI for development of hybrid-electric powertrains for the Cessna Grand Caravan EX and SAM's relationship with TAI, page 35

7.   Please revise to disclose that the effectiveness of your agreements with TAI are contingent upon your shares being publicly traded on a U.S. national securities exchange.

If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure, page 37

8.   We note your disclosure that Surf Air and Southern lease and license access to passenger terminal infrastructure from airport operators in the markets in which they operate, and

that, while in the past Surf Air and Southern have entered into multi-year use and occupancy agreements that have led to long-term uninterrupted usage, there can be no assurance that will remain the case if utilization of and competition for the capacity of these facilities increases in the future. Please disclose the material terms of these multi-year and occupancy agreements. In addition, file copies of these agreements as exhibits to your registration statement, or tell us why you do not believe they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Surf Air has previously defaulted on its debt obligations and there can be no assurance that SAM will be able to fulfill its obligations, page 44

9. Please revise to disclose Surf Air's prior defaults on its debt obligations. We note your disclosure on page 83.

Continued access to Essential Air Service revenue is of critical importance to Southern and SAM, page 53

10. We note your disclosure that a reduction of EAS revenue, a loss of EAS contracts or a change to or termination of the EAS program could have a material adverse effect on your business, financial condition and results of operation. Please disclose the material terms of these EAS contracts. In addition, file copies of these agreements as exhibits to your registration statement, or tell us why you do not believe they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The provisions of our Amended and Restated Certificate of Incorporation requiring exclusive forum in the Court of Chancery, page 56

11. We note your disclosure that your Amended and Restated Certificate of Incorporation provides that unless SAM consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for certain actions, including derivative actions. However, we note that this provision does not apply to Securities Act claims based on your disclosure that your Amended and Restated Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act. Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly.

<u>Our listing differs significantly from a traditional underwritten initial public offering, page 57</u>

12.   We note several statements here and elsewhere throughout your prospectus that there "will be no underwriters" or that the your "financial advisors are not acting as an underwriters." Please note that whether the financial advisors would be considered statutory underwriters requires an analysis of the facts and circumstances. Therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.

<u>Risks Related to Ownership of Our Common Stock, page 57</u>

13.   Please add a risk factor addressing the aggregate dilutive impact of the Conversions, the Tuscan Payment, the Southern Acquisition, the Share Subscription Facility, the SAFE Settlement and the Advisor Accruals on your shareholders.

<u>Special Note Regarding Forward-Looking Statements, page 68</u>

14.   We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

<u>Market and Industry Data, page 70</u>

15.   We note your use of industry and market data in your prospectus, including your prospectus summary and business sections, which appear derived from industry sources, including "a 2019 study conducted by a third-party consulting firm" and "a study conducted by a third-party consulting firm, using 2019 U.S. mobile device data." Please revise to include the names, dates and sources of these studies or reports. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that relate to your competitive position within your industry or your market opportunity. To the extent that you commissioned any of the third-party data that you use in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

<u>Surf Air's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Results of Surf Air's Operations for the Six Months Ended June 30, 2022 and 2021, page 77</u>

16.   Provide a discussion and analysis of changes in fair value of financial instruments carried at fair value, gain on extinguishment of debt, and net loss for the six months ended June 30, 2022 and 2021, as the changes in these line items are material for the periods

presented. Also, discuss the change in net loss for the year ended December 31, 2021 and 2020. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 84

17.   Please disclose your commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(b)(1)(ii)(A).

Southern's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Southern's Operations for the Six Months Ended June 30, 2022 and 2021, page 91

18.   Provide a discussion and analysis of changes in net income (loss) for each period presented. Refer to Item 303 of Regulation S-K.

Internal Reorganization, Southern Acquisition and related transactions, page 101

19.   We note your disclosure that the Company entered Simple Agreements for Future Equity ("SAFEs") for an aggregate amount of approximately $49 million, which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM in connection with the listing of SAM. Please revise to describe the pricing terms for the shares issuable under these agreements.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 110

20.   Expand your disclosure in pro forma adjustment c) to describe the valuation techniques and inputs used to determine the preliminary acquisition-date fair values for acquired EAS contracts, trademarks and tradenames, including how you determined the estimated useful lives of those assets.

21.   Disclose the computations of the amounts and the related shares, as applicable, for the pro forma adjustments f) and g) in the notes to unaudited pro forma condensed combined financial information. Also, disclose the applicable tax rates that support your income tax adjustment k).

Large Addressable Market, page 117

22.   We note your disclosure that the initial result of your alternative approach to create a high granularity "zip-code to zip-code" view of demand based on mobile device location data showed that 4.7 billion implied trips were taken during 2019 in the United States between 50 and 500 miles across all modes of transportation, and that converting only 1% of these trips, which you believe is a conservative assumption, and assuming additional market catalyzation driven by the provision of a high frequency, green flying solution, implies there is an approximate $22 billion to $33 billion opportunity for point-

to-point regional air mobility solutions in the United States by 2030. We also note your disclosure that by applying a similar market assessment approach used to analyze the $30 billion U.S. market opportunity to other regions, you believe there is an additional approximate $22 billion to $34 billion and approximate $92 billion to $139 billion opportunity in the European Union and rest of the world, respectively, by 2030. Please provide us with supplemental support for these statements and clarify that these figures relate to the estimated total market size for point-to-point regional air mobility solutions and not your share of the market.

Key Agreements, page 127

23.   You disclose that on September 15, 2022, SAM entered into the APA with TAI, pursuant to which, SAM will purchase 100 specifically configured Caravans having an aggregate purchase price in excess of $300 million, with an option to purchase an additional 50 specifically configured Caravans having an aggregate purchase price in excess of $150 million, over the course of 7 years. Please file a copy of this agreement as an exhibit to your registration statement, or tell us why you do not believe it is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation
2023 Equity Incentive Plan, page 149

24.   We note your disclosure that you expect your board of directors to adopt a 2023 Equity Incentive Plan prior to the consummation of this listing. Please file a copy of your form of 2023 Equity Incentive Plan as an exhibit to this registration statement when it is available.

Principal and Registered Stockholders, page 158

25.   Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Sales Price History of our Capital Stock, page 165

26.   We note your disclosure that the valuation presented in the table included here was prepared by SAM and its financial advisors and is not indicative of the future trading price of the Common Stock or the "valuation to be prepared by an independent third party." Please clarify whether the valuation to be prepared by independent third party refers to the valuation required under NYSE rules or a different valuation.

Plan of Distribution, page 172

27.   We note your disclosure here and elsewhere in your prospectus that you have engaged Morgan Stanley & Co. LLC and other unidentified financial advisors to advise and assist you with respect to certain matters relating to the registration of your common stock and our listing. Please identify your other financial advisors.

28.   As the timing between the Other Transactions and the direct listing is not entirely clear, please explain the interplay between the Other Transactions and the NYSE price discovery process discussed in this section. Your disclosure should explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

29.   Please be advised that we are continuing to evaluate certain disclosures in this section and may have additional comments in the future.

Audited Financial Statements for Surf Air Global Limited as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021 and 2020
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page F-33

30.   We note your disclosure that during the years ended December 31, 2021 and 2020, no impairment charge has been recorded. Expand your disclosure to clarify whether you performed an impairment analysis during fiscal years 2020 and 2021 and whether any impairment indicators were identified.

SAFE and Convertible Notes at Fair Value, page F-39

31.   We note that the Company elected the fair value option for the convertible notes. Furthermore, we note that under certain circumstances the conversion rate is subject to adjustment upon the occurrence of certain events. Please tell us what consideration was given to ASC 815-15 in assessing whether the conversion features of these convertible notes should be accounted for as a derivative.

General

32.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Mitchell Austin, Acting Legal Branch Chief, at 202-551-3574 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Jeeho Lee, Esq.